NO ACT

PE
1-10-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14005255

DIVISION OF
CORPORATION FINANCE

FEB 19 2014

Washington, DC 20549

February 19, 2014

Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
richard.witzel@skadden.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-19-14

Re: CF Industries Holdings, Inc.
Incoming letter dated January 10, 2014

Dear Mr. Witzel:

This is in response to your letter dated January 10, 2014 concerning the shareholder proposal submitted to CF Industries by John Chevedden. We also have received a letter from the proponent dated February 13, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 19, 2014

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: CF Industries Holdings, Inc.
Incoming letter dated January 10, 2014

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 15% of the company's outstanding common stock the power to call a special shareowner meeting.

There appears to be some basis for your view that CF Industries may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by CF Industries to amend CF Industries' certificate of incorporation to allow a shareholder or shareholders of record of at least 25% of the voting power of all outstanding shares of common stock the ability to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by CF Industries directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if CF Industries omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Adam F. Turk
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**CF Industries Holdings, Inc. (CF)**
**Special Meeting**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the vague January 10, 2014 no action request.

The January 10, 2013 letter did not even note a date the Board purportedly approved action related to the topic of this proposal. The January 10, 2013 letter did not even note whether purported Board action was at a regular Board meeting. Since January 10, 2014 the company has provided no further details on the purported company proposal.

In an attempt to avoid this shareholder proposal the company claims it will adopt a vague and potentially incomplete proposal regarding a shareholder right to call a special meeting. The purported vague company plan provides no protections for shareholders. For instance protections to prevent management from having excessive influence in determining whether the 25% threshold is met to call a special meeting.

The board may potentially be able to arbitrarily declare that the 25% threshold had not been met. And no protection that any detailed information will be given to shareholders if there is a determination that the 25% threshold is not met. There is not even a provision for shareholders to be notified whether their shares, that were submitted to call a special meeting, were counted as valid.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Douglas C. Barnard <dbarnard@cfindustries.com>

[CF: Rule 14a-8 Proposal, November 19, 2013]

**4* – Special Shareowner Meetings**

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. CF Industries shareholders showed their interest in improving our corporate governance by voting 81% in favor of a simple majority vote standard at our 2013 annual meeting.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our executive pay D – $90 million for Stephen Wilson. Robert Arzbaecher, a CEO, chaired our executive pay committee. Stephen Hagge, another CEO, was also on our executive pay committee. Stephen Wilson was also likely overcommitted by serving on 2 other company boards. Two directors received exceedingly high negative votes: Stephen Furbacher, our Lead Director, received 56% in negative votes and John Johnson received 47% in negative votes.

GMI said its global Environmental, Social and Governance rating for CF Industries was an overall F. The following flagged KeyMetrics indicated the most important factors driving the GMI ESG rating for CF Industries: • Related Party Transactions • CEOs on Board • Overboarded Executive Directors • Golden Parachutes • Severance Vesting • Indexed Company • Expense Recognition • Carbon Emissions • Other Environmental Impact Events.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

**Special Shareowner Meetings – Proposal 4***

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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January 10, 2014

**VIA ELECTRONIC MAIL** (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: CF Industries Holdings, Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing on behalf of CF Industries Holdings, Inc., a Delaware corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") of John Chevedden (the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2014 annual meeting of shareholders (the "2014 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB No. 14D"), I am emailing to the Staff this letter, which includes the Proposal as submitted to the Company on November 19, 2013 including a cover letter, attached as Exhibit A. A copy of this submission is being sent simultaneously to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax only to the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

**SUMMARY OF THE PROPOSAL**

The text of the resolution included in the Proposal is set forth below.

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

**BASIS FOR EXCLUSION**

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2014 Annual Meeting.

**ANALYSIS**

**THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(9) BECAUSE IT DIRECTLY CONFLICTS WITH A PROPOSAL TO BE SUBMITTED BY THE COMPANY AT ITS 2014 ANNUAL MEETING.**

Currently, neither the Company's Amended and Restated Certificate of Incorporation, as amended (the "Charter"), nor the Company's Amended and Restated Bylaws, as amended (the "Bylaws"), permit shareholders to call a special meeting. The Company's board of directors (the "Board") has approved submitting a proposal at the 2014 Annual Meeting (the "Company Proposal") to approve an amendment to the Company's Charter that would, if adopted, allow a shareholder or shareholders of record of at least 25% of the voting power of all outstanding shares of common stock of the Company the ability to require the Company to call a special meeting of shareholders. The Company's Proxy Materials will also describe corresponding amendments to the Bylaws implementing the right of holders of at least 25% of the outstanding shares of common stock to cause the Company to call a special meeting. The amendments to the Bylaws do not require shareholder approval and will take effect upon shareholder approval of the amendment to the Charter.

Under Rule 14a-8(i)(9), a company may exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting[.]" The Commission has stated that the proposals need not be "identical in scope or focus" for this provision to be available. *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998).

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See FirstEnergy Corp. (Rossi)* (avail. Feb. 23, 2011) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a company-sponsored proposal would allow the holders of 25% of outstanding common stock to call such meetings); *Yum! Brands, Inc.* (avail. Feb. 15, 2011) (same); *Danaher Corp.* (avail. Jan. 21, 2011) (same); *Textron Inc.* (avail. Jan. 5, 2011, recon. denied Jan. 12, 2011, recon. denied Mar. 1, 2011) (same); *Fortune Brands, Inc.* (avail. Dec. 16, 2010) (same); *see also ITT Corp.* (avail. Feb. 28, 2011) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a charter amendment proposed by the company would allow the holders of 35% of the outstanding common stock to call such meetings); *Southwestern Energy Co.* (avail. Feb. 28, 2011) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a bylaw amendment proposed by the company would allow the holders of 20% of the outstanding common stock to call such meetings); *Liz Claiborne, Inc.* (avail. Feb. 25, 2010) (concurring with the exclusion of a shareholder proposal requesting a bylaw amendment giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a charter amendment proposed by the company gave the holders of 35% of the outstanding common stock the ability to call such meetings); *Waste Management, Inc.* (avail. Feb. 16, 2011) (concurring with the exclusion of a shareholder proposal that would have enabled shareholders holding at least 20% of the company's common stock to call a special meeting when a company-sponsored proposal would allow shareholders holding, in the aggregate, at least 25% of the company's common stock held in net long position for at least one year to call a special meeting); and *Marathon Oil Corp.* (avail. Dec. 23, 2010) (concurring with the exclusion of a shareholder proposal requesting a bylaw amendment giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a charter amendment proposed by the company gave the holders of 35% of the outstanding common stock the ability to call such meetings).

The Staff has consistently concurred in the exclusion of shareholder proposals under substantially the same circumstances as the instant case, where a shareholder proposal requested one threshold and the company proposal offered a higher threshold. For example, in *O'Reilly Automotive, Inc.* (avail. Jan. 11, 2013), the Staff concurred in the exclusion of a proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal, which would have allowed shareholders of record of 25% of the voting power of all outstanding shares of capital stock of O'Reilly Automotive to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for the shareholders" and that submitting both proposals to a vote "would create the potential for inconsistent and ambiguous results." *See also Harris Corporation* (avail. July 20, 2012); *Equinix, Inc.* (avail. Mar. 27, 2012); *Cognizant Technology Solutions Corp.* (avail. Mar. 15, 2012); *Biogen Idec Inc.* (avail. Mar. 13, 2012); *Omnicom Group Inc.* (avail. Feb. 27, 2012); *Flowserve Corp.* (avail. Jan. 31, 2012); *Wendy's Co.* (avail. Jan. 31, 2012); *The Dun & Bradstreet Corp.* (avail. Jan. 31, 2012); *Cummins Inc.* (avail. Jan. 24, 2012); *eBay, Inc.* (avail. Jan. 13, 2012); *Fluor Corp.* (avail. Jan. 11, 2012); *Praxair, Inc.* (avail. Jan. 11, 2012).

The Company's situation is substantially the same as those presented in the above-cited no-action letters. The Company Proposal will directly conflict with the Proposal because the Company cannot institute an ownership threshold required to call a special meeting of shareholders that is set at both 15% and 25%. Submitting both proposals to shareholders at the 2014 Annual Meeting would present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results. As a result, the Company requests that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(9).

**CONCLUSION**

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Richard C. Witzel, Jr.

Attachments

cc: Douglas C. Barnard
Senior Vice President, General Counsel, and Secretary
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

Mr. John Chevedden (by email: FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

**Exhibit A**

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Stephen R. Wilson
Chairman of the Board
CF Industries Holdings, Inc. (CF)
4 Parkway N Ste 400
Deerfield IL 60015
Phone: 847 405-2400
FX: 847 405-2711

Rule 14a-8 Proposal

Dear Mr. Wilson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

November 19, 2013
Date

cc: Douglas C. Barnard <dbarnard@cfindustries.com>
Corporate Secretary
Michael McGrane <MMcGrane@cfindustries.com>
Associate General Counsel

[CF: Rule 14a-8 Proposal, November 19, 2013]

**4* – Special Shareowner Meetings**

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. CF Industries shareholders showed their interest in improving our corporate governance by voting 81% in favor of a simple majority vote standard at our 2013 annual meeting.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our executive pay D – $90 million for Stephen Wilson. Robert Arzbaecher, a CEO, chaired our executive pay committee. Stephen Hagge, another CEO, was also on our executive pay committee. Stephen Wilson was also likely overcommitted by serving on 2 other company boards. Two directors received exceedingly high negative votes: Stephen Furbacher, our Lead Director, received 56% in negative votes and John Johnson received 47% in negative votes.

GMI said its global Environmental, Social and Governance rating for CF Industries was an overall F. The following flagged KeyMetrics indicated the most important factors driving the GMI ESG rating for CF Industries: • Related Party Transactions • CEOs on Board • Overboarded Executive Directors • Golden Parachutes • Severance Vesting • Indexed Company • Expense Recognition • Carbon Emissions • Other Environmental Impact Events.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

**Special Shareowner Meetings – Proposal 4***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
**Asterisk to be removed for publication.**

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***